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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                               (Amendment No. 1)


                             Information Statement
                       Pursuant to Rules 13d-1 and 13d-2

                   Under the Securities Exchange Act of 1934

                          U.S. OFFICE PRODUCTS COMPANY
   --------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
   --------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                              CUSIP No. 9123253059
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                                 (CUSIP NUMBER)


                                JANUARY 28, 2000
                 ----------------------------------------------
            (DATE OF EVENT WHICH REQUIRED FILING OF THIS STATEMENT)


This Schedule is filed pursuant to Rule 13d-1(c).
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                                  SCHEDULE 13G

CUSIP NO. 46623H102                                      Page 2 of 5 Pages

(1)     Name of Reporting Person    FORUM CAPITAL PARTNERS, a limited
                                    partnership
        SS or IRS Identification No. Of Above Person     25-1798043

(2)     Check the Appropriate Box if a Member of a Group*
                                    N/A                  (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization   Pennsylvania

Number of Shares         (5)     Sole Voting Power
Beneficially                        2,107,500 shares
Owned by Each            (6)     Shared Voting Power
Reporting Person                    2,363,000
With                     (7)     Sole Dispositive Power
                                    2,107,500 Shares
                         (8)     Shared Dispositive Power
                                    2,363,000
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,363,000 Shares

(10)    Check box if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                                             (   )

                                    N/A

(11)    Percent of Class Represented by Amount in Row (9)

                                    6.42%

(12)    Type of Reporting Person*

                                    PN
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ITEM 1.
         (a)  Name of Issuer      U.S. OFFICE PRODUCTS COMPANY

         (b)  Address of Issuer's Principal Executive Offices
                                  1025 Thomas Jefferson Street
                                  Suite 600
                                  Washington, D.C. 20007
ITEM 2.
         (a)  Name of Person Filing    FORUM CAPITAL PARTNERS,
                                       a limited partnership

         (b)  Address of Principal Business Office
                                       One Oxford Centre, Suite 3950
                                       Pittsburgh, Pennsylvania 15219

         (c)  Citizenship Pennsylvania

         (d) Title of Class of Securities Common Stock, par value $.01 per share

         (e)  CUSIP Number 9123253059

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(D)-1(B) OR 13D-2(B): N/A

ITEM 4.  OWNERSHIP

         (a) FORUM CAPITAL PARTNERS, a limited partnership, has acquired directly for its own account on various dates up to January 28, 2000 2,107,500 shares of the Common Stock of the Issuer and may be deemed to have acquired beneficially an additional 255,500 shares of the Common Stock of the Issuer held in or for the account of other persons consisting of John A. Staley, IV and other clients of Staley Capital Advisers, Inc., the general partner of FORUM CAPITAL PARTNERS.

         (b) The 2,363,000 shares owned or deemed to be owned beneficially by FORUM CAPITAL PARTNERS, a limited partnership, are 6.42% of the outstanding Common Stock of the Issuer, based upon 36,802,286 shares outstanding at December 3, 1999.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS     N/A



                               Page 3 of 5 Pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The filing of this Form 13-G shall not be construed as an admission that Forum Capital Partners or Staley Capital Advisers, Inc., its sole general partner, is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities owned by John A. Staley, IV or clients of Staley Capital Advisers, Inc., other than Forum Capital Partners.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURING BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of, and do not have the effect of changing or influencing, the control of the Issuer, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 1999


                                              /s/ JOHN A. STALEY, IV
                                              -----------------------------
                                              John A. Staley, IV, President
                                              Staley Capital Advisers, Inc.,
                                              general partner of
                                              FORUM CAPITAL PARTNERS



                               Page 5 of 5 Pages